UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless launches industry-leading LTE-Advanced multi-network platform for first responders, field services and transit

AirLink® MG90 ensures secure, always-on, high performance mobile connectivity for mission-critical applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 4, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced the availability of the AirLink® MG90, a high performance LTE-Advanced vehicle networking platform that provides secure, always-on mobile connectivity. The MG90 builds on the success of the oMG Mobile Gateway, which is the world’s most widely deployed multi-network solution for mission-critical first responder, field service and transit applications.

“Sierra Wireless is the market leader in volume shipments of cellular gateways and routers, with a large installed base of high-speed mobile gateways for first responders in the North American market,” said Sam Lucero, Senior Principal Analyst for IoT at IHS Markit. “Platforms like the MG90, with its focus on multi-network switching capability, are addressing a key customer need for robust, highly-available connectivity technology options.*”

Today’s mobile workforce needs to connect more technology in and around their vehicles than ever before, and these devices need to remain securely connected at all times, even as the vehicle moves from one coverage area to another. The MG90 provides:

  The world’s fastest vehicle area network to support multiple high-bandwidth applications working simultaneously
  Guaranteed, “always-on” connectivity with sub-second switching of multiple simultaneous integrated WAN links, including:
    Dual-LTE-Advanced
    FirstNet Band 14 option
    Gigabit Wi-Fi WAN
    Gigabit Ethernet
    Extensions to satellite and Land Mobile Radio (LMR)
  Connected vehicle awareness with built-in vehicle-ready I/O, Bluetooth and Vehicle Telemetry interface for in-depth visibility of engine health and remote monitoring of axillary devices, such as light bars, sirens and gun racks
  Mobile multi-network security using the AirLink Connection Manager (ACM) to retain static IP addresses across all wide area networks without interruption, consolidating the security for all technologies connected to the vehicle area network
  Advanced network management software using the AirLink Mobility Manager (AMM) for instant network insight and control, enabling centralized and remote management, monitoring and configuration, available as a hosted service or in the enterprise

“First responder, transit, and field service fleets increasingly require multiple wireless networks to ensure always-on, secure communications in the field,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions for Sierra Wireless. “The AirLink MG90 platform is designed to meet the demands of fleets today and in the future, enabling more informed and better equipped mobile workforces, by providing guaranteed connectivity for mission critical applications.”

The MG90’s multi-networking capability is optimized for the world’s most demanding wireless applications, such as in law enforcement vehicles, which host multiple systems (body worn cameras, laptops, electronic citation systems, live digital video surveillance and automated license plate recognition systems) that all need to remain securely connected as the vehicle travels.

Josh Hearen, Deputy Sheriff, Brazos County Sheriff's Office, said: “Since we deployed the new AirLink MG90 in our test vehicle, we’ve been particularly impressed with its ability to connect to our two core networks—Verizon and FirstNet Band 14—at any one time. Because it switches between both networks so quickly, the transition is invisible, resulting in almost no network downtime. When connected to the MG90, our officers are able to complete all of their research, paperwork and reporting remotely from the vehicle via their laptops, increasing productivity and saving the department, and taxpayers, money and superfluous man hours.”

Felix Arenas, IT Analyst, Town of Paradise Valley, said: “For us, the biggest benefit of the AirLink MG90 is reliability—it just works. It provides a constant and secure connection wherever it’s located. The MG90 has allowed us to connect more in-vehicle applications than ever before. All the data is secure, so our officers are able to transmit sensitive information from their vehicles.”

George Barlow Brown, Communications & IT Chief, New Orleans Office of Homeland Security and Emergency Preparedness, said: “One of the main reasons we chose the AirLink MG90 is because it’s FirstNet, Band 14 deployable. When the network is turned on, we won’t need to purchase new technology, saving considerable costs and time. We’ve also been very impressed by the MG90’s performance on our current Verizon network. It’s enabled us to be more informed, respond faster and be better equipped to manage an emergency.”

About the AirLink MG90 LTE-A Multi-networking Platform

Together with the AirLink Connection Manager, the MG90 consolidates the security for all connected technologies in the vehicle area network, simplifying deployment and enabling the enterprise to retain management control over network access and connected mobile assets.

The MG90 integrates with the AirLink Mobility Manager—an end-to-end network management solution—to enable simplified, remote and real-time insight and control of connected mobile assets and mission critical applications, and supports vehicle tracking, telemetry and asset management applications.

For more information about the MG90 and the company’s solutions for the mobile IoT market, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

Pricing and Availability

The list price for MG90 starts at $1599 USD. The AirLink MG90 is commercially available today through Sierra Wireless’s authorized channel partners in North America and will be available in EMEA and APAC later this quarter.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Webinar

Sierra Wireless will host a webinar: FirstNet, Band 14 is coming, exploring what FirstNet will mean for future public safety, and how public safety agencies can best prepare their fleets, mobile devices, mission critical applications and workforces for the arrival of FirstNet. Click here to register.

Events

Sierra Wireless will exhibit at COPSWEST in booth #1619, Oct. 3-6, 2016, in Sacramento, CA, and at IACP in booth #3047, Oct. 15-18, 2016, in San Diego, CA, both featuring demonstrations of the AirLink MG90. Click here for more information. New Orleans Homeland Security will demonstrate a new command vehicle featuring the MG90 at EMS World Expo in New Orleans, Oct. 3-7, 2016.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

*Information based on IHS Markit Technology Cellular IoT Gateways, 2016. Information is not an endorsement of Sierra Wireless. Any reliance on these results is at the third party's own risk. Visit www.technology.ihs.com for more details.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 4, 2016